SOCIAL MEDIA POSTS



Streamline 66 ✔ @streamline66 · 55s

Sigmund Cornelius, Elliott nominee for Phillips 66's (NYSE: PSX) Board, would offer the Company 45 years of experience in the energy industry—along with extensive time as a boardroom leader. Listen to Cornelius discuss Phillips 66's portfolio:



This is a company that has good people, has a rich history, and great assets that don't necessarily belong together.

Sigmund Cornelius, Elliott nominee for Phillips 66's Board and former CFO, ConocoPhillips

STREAMLINE 66

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Cornelius, Elliott Nominee for Phillips 66 Board, Would Add Experience



Streamline 66 ✓ @streamline66 · 1h



On the #Streamline66 podcast, Elliott's John Pike addresses Phillips 66's (NYSE: PSX) unusual—and unambitious—claim that its stock is fully valued. Elliott, on the other hand, sees substantial potential gains in PSX's stock. Watch the episode:



[Phillips 66] is saying, 'The stock's fully valued'...We obviously have a different vision.

John Pike, Elliott Partner

STREAMLINE 66

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Elliott's Pike: Why Does Phillips 66 Think Its Stock Is Fully Valued?



From streamline66.com

WEBSITE MATERIALS



ELLIOTT'S PLAN TO STREAMLINE PHILLIPS 66

STREAMLINE 66 PRESENTATION

Elliott released an investor presentation titled "Streamline 66: Elliott's Perspectives on Value Creation." This presentation highlights the path to unlocking substantial upside by reversing the company's cycle of underperformance. The "Streamline 66" plan would transform Phillips 66 through board enhancements, operational improvements and portfolio simplification. board enhancements, operational improvements and portfolio simplification.



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SANDBAGGING? OR A BROKEN BUSINESS MODEL?

Phillips 66's first-quarter earnings report on April 25 comes amid a long, frustrating period of underperformance versus its peers. Institutional investors say they're fed up with leadership's flawed strategy and poor operational execution, according to a recent survey.[1] Now, under pressure to deliver, management appears to be lowering expectations.



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STREAMLINE 66 PODCAST | SIG CORNELIUS, FORMER SVP AND CFO OF CONOCOPHILLIPS

Sig Cornelius, the former CFO of ConocoPhillips, draws on his four-decade career in the energy industry to share insights on refining operations, midstream assets and his experiences on boards during corporate transformations.



View Podcast →

YOUR VOTE MATTERS
VOTE YOUR SHARES TODAY





ELLIOTT NOMINEES	FOR	WITHHOLD
Brian S. Coffman	✓	
Sigmund L. Cornelius	✓	



The Annual General Meeting of Phillips 66 (the "Company") shareholders is scheduled to be held virtually on May 21, 2025. You can vote your shares using one of the voting options listed below. Elliott urges you to use the **GOLD** universal proxy card or voting instruction form.

How To Vote →

ELLIOTT'S LETTER TO PHILLIPS 66 SHAREHOLDERS

Dear Fellow Phillips 66 Shareholder:

We are writing to you as fellow investors in Phillips 66 (NYSE: PSX) (the "Company"), an energy conglomerate that is falling well short of its potential and is in urgent need of a new direction.

We believe that with resolute and decisive action, Phillips 66 is primed to deliver far greater returns for its shareholders than it has over the past decade. The purpose of this letter is to seek your support for an upgraded Board of Directors that is committed to achieving the performance that shareholders demand and deserve. Your vote on the enclosed **Gold Card** will set in motion a clear plan to improve Phillips 66's operating performance, strengthen Board accountability and increase the value of your investment.

Read Full Letter Here →



ELLIOTT'S STREAMLINE 66 PRESENTATION

April 29, 2025

Download Presentation →

NOMINEES

Elliott has nominated four highly qualified candidates with best-in-class experience in refining and midstream operations, capital allocation and complex transactions. Elliott's director nominees are as follows.




































Brian S. Coffman

Former CEO of **Motiva Enterprises**
Former SVP of Refining at **Andeavor**

Sigmund L. Cornelius

Former SVP and CFO of **ConocoPhillips**

Michael A. Heim

One of the founders and former President and COO of **Targa Resources**

Stacy D. Nieuwoudt

Former Energy and Industrials Analyst at **Citadel**

MATERIALS

ELLIOTT
STREAMLINE 66
Elliott's Perspectives on Value Creation
April 28, 2025

Press Releases

ELLIOTT MANAGEMENT RELEASES INVESTOR PRESENTATION ON PHILLIPS 66

April 29, 2025

Press Releases

ELLIOTT RELEASES FOURTH EPISODE OF "STREAMLINE 66" PODCAST SERIES FEATURING 1:1 CONVERSATION WITH DIRECTOR NOMINEE SIGMUND CORNELIUS

April 22, 2025

Press Releases

ELLIOTT RELEASES BONUS EPISODE OF "STREAMLINE 66" PODCAST SERIES FEATURING 1:1 CONVERSATION WITH PARTNER JOHN PIKE

April 17, 2025

SUBSCRIBE TO RECEIVE UPDATES

Email Address →

STREAMLINE 66

Privacy Policy | Disclaimer

Media Contact

Casey Friedman
Elliott Investment Management
T / 212-478-1780
E / cFriedman@elliottmgmt.com

Investor Contacts

Elliott Investment Management
E / investors@streamline66.com

Bruce Goldfarb / Pat McHugh
Okapi Partners LLC
T / (877) 629-6357
T / (212) 297-0720
E / info@okapipartners.com

Additional Information

Elliott Investment Management L.P., together with the other participants in Elliott's proxy solicitation (collectively, "Elliott"), has filed a definitive proxy statement and accompanying GOLD universal proxy card with the Securities and Exchange Commission ("SEC") to be used to solicit proxies with respect to the election of Elliott's slate of highly qualified director candidates and the other proposals to be presented at the 2025 annual meeting of stockholders (the "Annual Meeting") of Phillips 66, a Delaware corporation ("Phillips" or the "Company"). Stockholders are advised to read the proxy statement and any other documents related to the solicitation of stockholders of the Company in connection with the Annual Meeting because they contain important information, including information relating to the participants in Elliott's proxy solicitation. These materials and other materials filed by Elliott with the SEC in connection with the solicitation of proxies are available at no charge on the SEC's website at http://www.sec.gov. The definitive proxy statement and other relevant documents filed by Elliott with the SEC are also available, without charge, by directing a request to Elliott's proxy solicitor, Okapi Partners LLC, at its toll-free number (877)



629-6357 or via email at info@okapipartners.com.



PRESS RELEASES



Press Releases

ELLIOTT MANAGEMENT RELEASES INVESTOR PRESENTATION ON PHILLIPS 66

April 29, 2025



Press Releases

ELLIOTT RELEASES FOURTH EPISODE OF "STREAMLINE 66" PODCAST SERIES FEATURING 1:1 CONVERSATION WITH DIRECTOR NOMINEE SIGMUND CORNELIUS

April 22, 2025



Press Releases

ELLIOTT RELEASES BONUS EPISODE OF "STREAMLINE 66" PODCAST SERIES FEATURING 1:1 CONVERSATION WITH PARTNER JOHN PIKE

April 17, 2025



Press Releases

ELLIOTT RELEASES THIRD-PARTY SURVEY RESULTS FINDING THAT PHILLIPS 66 SHAREHOLDERS RANK THE COMPANY LAST IN OPERATIONS, CEO EFFECTIVENESS AND VALUE CREATION

April 16, 2025



Press Releases

ELLIOTT RELEASES SECOND EPISODE OF "STREAMLINE 66" PODCAST SERIES FEATURING 1:1 CONVERSATION WITH DIRECTOR NOMINEE STACY NIEUWOUDT

April 15, 2025



Press Releases

VETERAN ENERGY EXECUTIVE GREGORY GOFF BACKS ELLIOTT'S PLAN TO UNLOCK VALUE AT PHILLIPS 66

April 9, 2025



Press Releases

ELLIOTT LAUNCHES "STREAMLINE 66" PODCAST FEATURING 1:1 CONVERSATIONS WITH ITS BEST-IN-CLASS DIRECTOR NOMINEES



Press Releases

ELLIOTT SENDS LETTER TO SHAREHOLDERS AND MAILS DEFINITIVE PROXY MATERIALS OUTLINING WHY BOARD CHANGE IS NEEDED AT PHILLIPS 66



Press Releases

ELLIOTT TAKES LEGAL ACTION TO PROTECT THE RIGHTS OF PHILLIPS 66 STOCKHOLDERS

March 25, 2025











April 8, 2025

April 3, 2025

Press Releases

ELLIOTT ANNOUNCES DIRECTOR CANDIDATES FOR THE BOARD OF PHILLIPS 66

March 4, 2025

Press Releases

ELLIOTT SENDS LETTER AND PRESENTATION TO THE BOARD OF PHILLIPS 66

February 11, 2025

SUBSCRIBE TO RECEIVE UPDATES

Email Address →

STREAMLINE 66

Privacy Policy | Disclaimer

Media Contact

Casey Friedman
Elliott Investment Management
T / 212-478-1780
E / cFriedman@elliottmgmt.com

Investor Contacts

Elliott Investment Management
E / investors@streamline66.com

Bruce Goldfarb / Pat McHugh
Okapi Partners LLC
T / (877) 629-6357
T / (212) 297-0720
E / info@okapipartners.com

Additional Information

Elliott Investment Management L.P., together with the other participants in Elliott's proxy solicitation (collectively, "Elliott"), has filed a definitive proxy statement and accompanying GOLD universal proxy card with the Securities and Exchange Commission ("SEC") to be used to solicit proxies with respect to the election of Elliott's slate of highly qualified director candidates and the other proposals to be presented at the 2025 annual meeting of stockholders (the "Annual Meeting") of Phillips 66, a Delaware corporation ("Phillips" or the "Company"). Stockholders are advised to read the proxy statement and any other documents related to the solicitation of stockholders of the Company in connection with the Annual Meeting because they contain important information, including information relating to the participants in Elliott's proxy solicitation. These materials and other materials filed by Elliott with the SEC in connection with the solicitation of proxies are available at no charge on the SEC's website at http://www.sec.gov. The definitive proxy statement and other relevant documents filed by Elliott with the SEC are also available, without charge, by directing a request to Elliott's proxy solicitor, Okapi Partners LLC, at its toll-free number (877) 629-6357 or via email at info@okapipartners.com.























PRESENTATIONS

STREAMLINE 66

Presentations

ELLIOTT'S PERSPECTIVES ON VALUE CREATION

April 29, 2025

STREAMLINE 66
WOLFE REFINING CONFERENCE

Presentations

STREAMLINE 66 PRESENTATION FOR THE WOLFE REFINING CONFERENCE

March 6, 2025

STREAMLINE 66

Presentations

ELLIOTT'S STREAMLINE66 PRESENTATION

February 11, 2025

SUBSCRIBE TO RECEIVE UPDATES

Email Address →

STREAMLINE 66

Privacy Policy | Disclaimer

Media Contact

Casey Friedman
Elliott Investment Management
T / 212-478-1780
E / cFriedman@elliottmgmt.com

Investor Contacts

Elliott Investment Management
E / investors@streamline66.com

Bruce Goldfarb / Pat McHugh
Okapi Partners LLC
T / (877) 629-6357
T / (212) 297-0720
E / info@okapipartners.com

Additional Information

Elliott Investment Management L.P., together with the other participants in Elliott's proxy solicitation (collectively, "Elliott"), has filed a definitive proxy statement and accompanying GOLD universal proxy card with the Securities and Exchange Commission ("SEC") to be used to solicit proxies with respect to the election of Elliott's slate of highly qualified director candidates and the other proposals to be presented at the 2025 annual meeting of stockholders (the "Annual Meeting") of Phillips 66, a Delaware corporation ("Phillips" or the "Company"). Stockholders are advised to read the proxy statement and any other documents related to the solicitation of stockholders of the Company in connection with the Annual Meeting because they contain important information, including information relating to the participants in Elliott's proxy solicitation. These materials and other materials filed by Elliott with the SEC in connection with the solicitation of proxies are available at no charge on the SEC's website at http://www.sec.gov. The definitive proxy statement and other relevant documents filed by Elliott with the SEC are also available, without charge, by directing a request to Elliott's proxy solicitor, Okapi Partners LLC, at its toll-free number (877) 629-6357 or via email at info@okapipartners.com.

